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                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                  Cicero, Inc.
       -----------------------------------------------------------------
                                (Name of Company)

                    Common Stock, $0.001 par value per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    171708100
       -----------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                John L. Steffens
                         c/o Spring Mountain Capital, LP
                         65 East 55th Street, 33rd Floor
                            New York, New York 10022
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 2010
       -----------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

-------------------------------------            -------------------------------
CUSIP NO.  171708100                             PAGE 1 OF 4 PAGES
-------------------------------------            -------------------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       John L. Steffens
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                               (b) [X]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF, OM (See Item 3)
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     13,635,756 (See Note 5(a))
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8    SHARED VOTINGEPOWERITTED]
BENEFICIALLY
  OWNED BY           0
 REPORTING      ----------------------------------------------------------------
PERSON WITH     9    SOLE DISPOSITIVE POWER

                     13,635,756 (See Note 5(a))
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       13,635,756 (See Note 5(a))
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

       24.7%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------------------------            -------------------------------
CUSIP NO.  171708100                             PAGE 2 OF 4 PAGES
-------------------------------------            -------------------------------

This Schedule 13D/A is being filed by John L. Steffens, (the "Reporting Person"), a United States citizen, with respect to the shares of Common Stock directly owned by him. This Schedule 13D/A relates to the Common Stock, $0.001 par value per share, of Cicero, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

          John L. Steffens has the power to dispose of and the power to vote the Shares of Common Stock beneficially owned by him.

ITEM 1.     SECURITY AND ISSUER.

          This statement on Schedule 13D/A relates to the Common Stock, $0.001 par value per share, of the Company, acquired by John L. Steffens. The Company's principal executive office is located at 8000 Regency Parkway, Suite 542, Cary, NC 27518.

ITEM 2.     IDENTITY AND BACKGROUND.

          (a)   This statement is filed on behalf of the Reporting Person.

          (b) The address of the principal business office of the Reporting Person is 65 East 55th Street, 33rd Floor New York, New York 10022.

          (c) The Reporting Person, a United States citizen, is primarily engaged in the business of investment management.

          (d)   Not applicable.

          (e)   Not applicable.

          (f)   U.S.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of funds was 'personal funds' and 'other' with respect to the Series B Convertible Preferred Stock and the warrants to purchase Common Stock that were issued on January 15, 2010. The Series B Convertible Preferred Stock was issued to the reporting person for total consideration of $960,000 which includes a cash payment of $250,000 and the cancellation of short term notes issued by the company to the reporting person with an aggregate principal amount of $710,000. The Series B Convertible Preferred Stock is convertible on a 1 share of convertible preferred stock for 1,000 shares of common stock ratio. The Common Stock Warrants were included as an incentive for the transaction for no additional consideration. The exercise price of the Common Stock Warrants is $0.25 and on the issue date the closing price for the common stock was $0.082.

ITEM 4.     PURPOSE OF TRANSACTION.

          The Shares reported in this Schedule 13D/A were acquired for investment in the ordinary course of business. The Reporting Person does not have any present plan or proposal that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D/A.

                                 SCHEDULE 13D/A

-------------------------------------            -------------------------------
CUSIP NO.  171708100                             PAGE 3 OF 4 PAGES
-------------------------------------            -------------------------------



ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

          (a) The Reporting Person may be deemed to beneficially own, in the aggregate, 13,635,756 Shares, representing approximately 24.7% of the Company's outstanding Common Stock (based upon the 47,098,185 Shares as of October 31,
2009). Mr. Steffens owns 5,160,307 shares of Common Stock, 6414.832 preferred convertible shares, which if converted would equal 6,414,832 shares of Common Stock, 2,052,617 warrants, which if exercised would equal 2,052,617 shares of Common Stock and 8,000 shares subject to stock options exercisable within sixty
(60) days. Pursuant to their terms, the preferred convertible shares are convertible and the warrants are exercisable at the option of the holder into shares of Common Stock.

          (b) The Reporting Person has sole voting power and dispositive power with respect to 13,635,756 Shares.

          (c) The purchase by the Reporting Person was effected in a private transaction with the Company. On January 15, 2010, the Reporting Person was issued 6,400 shares of Series B Convertible Preferred Stock and 1,600,000 warrants to purchase Common Stock. The Series B Convertible Preferred Stock was issued to the reporting person for a purchase price of $150.00 per share (or an aggregate purchase price of $960,000 which includes a cash payment of $250,000 and the cancellation of short term notes issued by the company to the reporting person with an aggregate principal amount of $710,000). The Series B Convertible Preferred Stock is convertible on a 1 share of convertible preferred stock for 1,000 shares of common stock ratio. The Common Stock Warrants were included as an incentive for the transaction for no additional consideration. The exercise price of the Common Stock Warrants is $0.25 and on the issue date the closing price for the common stock was $0.082.

          (d) Not applicable

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable

                                SCHEDULE 13D/A

-------------------------------------            -------------------------------
CUSIP NO.  171708100                             PAGE 4 OF 4 PAGES
-------------------------------------            -------------------------------


                                   SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  January 25, 2010



                                         /s/ John L. Steffens
                                         ---------------------
                                         JOHN L. STEFFENS